UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              AMP PRODUCTIONS, LTD.
                                (Name of Issuer)


                    Common stock, $0.0001 par value per share
                         (Title of Class of Securities)


                                    032002107
                                 (CUSIP Number)

                          Laughlin International, Inc.
                            2533 North Carson Street
                               Carson City, Nevada
                            Telephone (775) 841-7018
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                January 29, 2008
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  032002107

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gisela Mills

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

NUMBER OF                                7.  SOLE VOTING POWER         2,000,200
SHARES
BENEFICIALLY                             8.  SHARED VOTING POWER             nil
OWNED BY
EACH                                     9.  SOLE DISPOSITIVE POWER    2,000,200
REPORTING
PERSON WITH                             10.  SHARED DISPOSITIVE POWER        nil

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5%

14.  TYPE OF REPORTING PERSON*

     IN

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is AMP Productions, Ltd., a Nevada corporation (the "Issuer"). The address of the Issuer's principal office is 807-1050 Burrard Street, Vancouver, British Columbia. This Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").

By Stock Purchase Agreement dated January 29, 2008, Fidel Thomas and Gisela Mills, pursuant to which 2,000,000 (or 20.5%) of the then outstanding 9,750,000 common shares of the Issuer were purchased by Ms. Mills (the "Agreement").

The shares acquired by Ms. Mills under the Agreement are in addition to 200 common shares of the Issuer that were purchased by Ms. Mills for cash consideration of $20 after the Issuer registered its common shares pursuant to section 12 of the Securities Exchange Act of 1934, as amended.

In the aggregate Ms. Mills owns 20.5% of the Issuer's issued and outstanding common shares.


ITEM 2.  IDENTITY AND BACKGROUND.

The name of the person filing this statement is Gisela Mills, a retired person, of Wanderweg 4, 88348 Bad Salgau, Germany.

During the past five years, Ms. Mills has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Ms. Mills has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Ms. Mills is a citizen of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase the outstanding shares pursuant to the Agreement was $5,000 paid from Ms. Mills' personal capital. Ms. Mills paid $20 from her personal capital as consideration for the 200 common shares issued to Ms. Mills after the Issuer registered its common shares pursuant to section 12 of the Securities Exchange Act of 1934.


ITEM 4.  PURPOSE OF TRANSACTION.

Ms. Mills' acquisition of 2,000,000 common shares under the Agreement was in response to an offer by Mr. Thomas to sell Ms. Mills all his shares of the Issuer for $5,000.

The issuance of 200 common shares to Ms. Mills after the Issuer registered its common shares pursuant to section 12 of the Securities Exchange Act of 1934 was in consideration of $20 cash.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Ms. Mills is the beneficial owner of 2,000,200 common shares of the Issuer, representing 20.5% of all the issued and outstanding common shares of the Issuer, with the sole power to vote and dispose of (or direct the disposition) said shares.

By written agreement dated January 29, 2008, Mr. Thomas offered to sell and Ms. Mills agreed to purchase 2,000,000 common shares of the Issuer at $0.0025 per share. The transaction was effected by payment in the form of bank draft on January 29, 2008.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, Ms. Mills has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit    Description

99         Agreement dated January 29, 2008, by and between Fidel Thomas and
Gisela Mills.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2008




/s/ Gisela Mills
Gisela Mills


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).